

Mail Stop 6010

April 17, 2008

Via Facsimile and U.S. Mail

Mr. Richard A. Horowitz
President
P&F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, NY 11747

> **Re: P&F Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 1-5332**

Dear Mr. Horowitz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

Critical Accounting Policies and Estimates, page 11

– Goodwill and Other Intangible Assets, page 12

1. We note your disclosures here are the same as the disclosures regarding goodwill and intangible assets in Note 1 to your financial statements. Please note that your discussion of critical accounting policies and estimates should supplement, not duplicate, the discussion included in Note 1 to your financial statements. Please revise future filings to expand your discussion of this critical accounting estimate to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments. Specifically, address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

Note 1 – Summary of Accounting Policies, page 31

– Revenue Recognition, page 32

2. We note from your disclosures on page 16 that you granted price concessions to a major retail customer in 2007. We note from your disclosures here that offer certain incentives, typically related to customer purchase volume, and that you consider these incentives to be fixed or determinable. It is not clear if the above statement also relates to price concessions. Please address the following:

    *   Explain to us the nature of the price concessions that you granted, including the factors that led you to grant the price concessions.
    *   Tell us whether these price concessions related to past sales or represented discounts from negotiated prices on current sales.
    *   Tell us how you have subsequently considered the price concessions when evaluating the fixed or determinable fee criteria of SAB Topic 13, including how you estimate future price concessions and why you believe these estimates are appropriate.
    *   Finally, revise future filings to include specific disclosure regarding the price concessions that you offer customers and how these price concessions impact your revenue recognition.

Note 2 – Acquisitions, page 40

3.   We note from your disclosure that the estimates used to determine the amounts assigned
        to intangible assets for the Hy-Tech and Pacific Stair acquisitions are based on valuations
        through an independent third-party. While in future filings management may elect to
        take full responsibility for valuing the assets acquired and liabilities assumed, if you
        choose to continue to refer to the expert in any capacity, please revise future filings,
        beginning with your next 10-Q, to name the independent valuation firm. In addition,
        please note that if you intend to incorporate your Form 10-K by reference into any
        registration statement, you will be required to include the consent of the independent
        valuation firm as an exhibit to the registration statement.

Note 6 – Goodwill and Other Intangible Assets, page 46

4.   We note that in 2007 you recorded goodwill impairment charges of $18.8 million relating
        to your Hardware segment. Separately, we note from Note 14 on page 57 that excluding
        the goodwill and impairment charges, this segment had operating profit of approximately
        $5.5 million. Please address the following:

        •   Tell us and revise your disclosures here and in MD&A in future filings to describe in
            greater detail the facts and circumstances that led to the impairment of goodwill in
            this segment. Specifically, address why the goodwill was impaired at a time when
            the segment continues to generate profit.

        •   Revise future filings to disclose the method of determining the fair value of the
            reporting unit in accordance with paragraph 47(b) of SFAS 142.

Schedule II – Valuation and Qualifying Accounts, page 61

5.   We note that you recorded $1.9 million of additions to your reserve for obsolete and slow
        moving inventories in 2007. Please address the following:

        •   Explain to us what this amount represents and why you believe this presentation is
            appropriate. For example, if this amount represents inventory reserve carried over in
            connection with the Hy-Tech acquisition, tell us how your accounting for the
            inventory and inventory reserve acquired from Hy-Tech is consistent with paragraph
            37(c) of SFAS 141.

        •   In accordance with Rule 12-09 of Regulation S-X, revise future filings to include a
            description of each of the amounts included in Column C.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief